2603 Challenger Tech Court, Suite 100, Orlando, FL 32826
Phone: 407-382-4003 Fax: 407-382-4007

VIA EDGAR

March 6, 2018

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010
ATTENTION: Amanda Ravitz, Assistant Director

Re:
LIGHTPATH TECHNOLOGIES, INC.

Registration Statement on Form S-3

Filed February 14, 2018

File No. 333-223028

Ladies and Gentlemen:

LightPath Technologies, Inc. (the “Company”), pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the above-referenced Registration Statement of the Company be declared effective under the Securities Act, at 5:00 P.M., Eastern Time, on Thursday, March 8, 2018, or as soon thereafter as practicable. We are aware of our filing obligations under the Securities Act and intend to fully comply therewith. We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

Please contact Jeffrey Decker of Baker & Hostetler LLP at (407) 649-4017 or Alissa Lugo of Baker & Hostetler LLP at (407) 649-4015 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Respectfully requested,

LIGHTPATH TECHNOLOGIES, INC.

/s/ Dorothy Cipolla
Dorothy Cipolla
Chief Financial Officer

cc:
Jeffrey E. Decker, Esq., Baker & Hostetler LLP

Alissa K. Lugo, Esq., Baker & Hostetler LLP